FORM 6 - K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of December 2016

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Yitzhak Nissan
Yitzhak Nissan
Chairman of the Board of Directors

Dated:  December 19, 2016

Press Release

Eltek Signs a Definitive Agreement for the Sale of
Kubatronik-Leiterplatten GmbH

PETACH-TIKVA, Israel, December 19, 2016 - Eltek Ltd., (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that it has signed a definitive agreement for the sale of all the Kubatronik-Leiterplatten GmbH ("Kubatronik") shares it holds to Mr. Alois Kubat, Kubatronik's only other shareholder and founder. The parties expect to consummate the transaction by the end of 2016.

Eltek purchased its shares in Kubatronik from Mr. Kubat in 2002, and at that time also granted Mr. Kubat the right to require Eltek to purchase his remaining interests in Kubatronik. In anticipation of the transaction, Eltek will: (i) pay Mr. Kubat 483,000 Euros on account of such right; and (ii) provide Kubatronik with a 110,000 Euros advance, to support its cash flow. This advance, together with Kubatronik's existing debt to the Company in the amount of 1,031,000 Euros, will be forgiven as part of the transaction.

In consideration for the sale, Eltek shall be entitled to contingent consideration equal to 20% of Kubatronik's net profit in 2017, and 10% of Kubatronik's net profit in each of 2018 and 2019. Eltek and Kubatronik further agreed, that until the end of 2017 they shall offer a 10% discount on sales to one another of their corresponding products and pay a 10% commission on sales each party effects to customers introduced by the other, as applicable.

In addition, during this period, Kubatronik shall continue to manage Eltek Europe GmbH, and Mr. Avi Gal shall continue to serve as Kubatronik's CEO, on a part-time basis.

Following consummation of the transaction, Eltek will recognize a loss of US $675,000.

       Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: "During the last several years Kubatrunik's business has failed to pick up and it has drawn significant resources from Eltek. The sale of Kubatronik will allow us to focus on our continued development of advanced technological solutions and is expected, in the long run, to positively impact our financial results."

About Eltek

Eltek – "Innovation across the board", is a global manufacturer and supplier of technologically advanced solutions in the field of Printed Circuit Boards, and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company's headquarters, and R&D, Production and Marketing Center is located in Israel. Eltek operates also through its subsidiaries, Eltek USA (100%) in North America and Kubatronik (79%) in Europe and by agents and distributors in Europe, India, South Africa and South America.

For additional information, visit Eltek's web site at www.nisteceltek.com.

Investor Contact:
Nir Zalik
KM Investor relations
Tel: +972- 3-5167620
nir@km-ir.co.il
www.km-ir.co.il

Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023